FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibits are furnished with this Form 6-K:

99.1      First Supplemental Indenture

99.2      5.5% Senior Subordinated Convertible Note due 2014

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of our ICSID arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of our convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 6, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

Exhibit 99.1             First Supplemental Indenture

GOLD RESERVE INC.

as Issuer

AND

U.S. BANK NATIONAL ASSOCIATION

as Trustee

COMPUTERSHARE TRUST COMPANY OF CANADA

as Co-Trustee

First Supplemental Indenture

Dated as of December 4, 2012

to

Indenture

Dated as of May 18, 2007

___________________

5.50% Senior Subordinated Convertible Notes

Table of Contents

Section 2.06.       Amendment of Article III - Insertion of New Section 3.01A – Modified Securities:  Title; Amount and Issue of Modified Securities; Principal and Interest... 15

FIRST SUPPLEMENTAL INDENTURE, dated as of December 4, 2012 (this “Supplemental Indenture”), by and among  GOLD RESERVE INC., a corporation duly organized and existing under the laws of Yukon, Canada, as Issuer (hereinafter called the “Company”), having its principal office at 926 West Sprague Ave., Suite 200, Spokane, WA 99201 (Facsimile No. (509) 623-1634), U.S. BANK NATIONAL ASSOCIATION, having its Corporate Trust Office at 100 Wall Street, Suite 1600, New York, New York, 10005, as successor Trustee (hereinafter, “US Bank” or the “Trustee”) to The Bank of New York Mellon (f/k/a The Bank of New York) (the “Predecessor Trustee”) and COMPUTERSHARE TRUST COMPANY OF CANADA, having its Corporate Trust Office at 1500 University St., 7th Floor, Montreal, Quebec H3A 3S8, Canada, as successor Co-Trustee (hereinafter, “Computershare” or the “Co-Trustee”) to BNY Trust Company of Canada (the “Predecessor Co-Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company, the Predecessor Trustee and the Predecessor Co-Trustee have heretofore entered into an Indenture dated as of May 18, 2007 (the “Indenture”);

WHEREAS, pursuant to a Subordinated Note Restructuring Agreement (“Restructuring Agreement”), as amended and restated, by and among the Company and certain Holders party thereto (the “Large Noteholders”), the parties thereto agreed to restructure certain of the Securities issued pursuant to the Indenture upon the terms and conditions set forth in the Restructuring Agreement;

WHEREAS, (i)  pursuant to the Restructuring Agreement, the Company and the Large Noteholders agreed, inter alia, to modify the terms of certain Securities held by the Large Noteholders, and (ii) the Company intends to offer to all other Holders of Notes (“Other Holders”) the ability to restructure the Notes held by them on the same economic terms as the Notes held by the Large Noteholders (the transactions contemplated by clauses (i) and (ii) are referred to as the “Restructuring”);

WHEREAS, Section 11.02 of the Indenture expressly permits the Company and the Trustee to amend or supplement the Indenture with the consent of the Holders of not less than a majority in Principal Amount of the Outstanding Securities;

WHEREAS, the Large Noteholders hold approximately 98.7% of the Outstanding Securities and have consented to the amendments reflected in this Supplemental Indenture to provide for the terms of the Modified Securities, as defined herein, and certain other matters, pursuant to the Restructuring Agreement;

WHEREAS, this Supplemental Indenture includes the form of the Modified Securities to be issued to such Holders as elect to participate in the Restructuring;

WHEREAS, pursuant to Section 11.03 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture; and

WHEREAS, for the purposes hereinabove recited, and pursuant to due corporate action, the Company has duly determined to execute and deliver to the Trustee this Supplemental Indenture, and all conditions and requirements necessary to make this Supplemental Indenture a valid, legal and binding instrument in accordance with its terms have been satisfied, and the execution and delivery hereof have been in all respects duly authorized.

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                                                                                        1

ARTICLE ONE

Relation to Indenture; Definitions

SECTION 1.01.         Relation to Indenture.

This Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.02.         Definitions.

For all purposes of this Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

SECTION 1.03.         General References.

Unless otherwise specified or unless the context otherwise requires, (i) all references in this Supplemental Indenture to Articles and Sections refer to the corresponding Articles and Sections of this Supplemental Indenture and (ii) the terms “herein,” “hereof,” “hereunder” and any other word of similar import refer to this Supplemental Indenture.

ARTICLE TWO
Amendments to the Indenture

The Indenture is hereby amended as set forth below in this Article Two for the purpose of implementing modifications to certain of the Securities that Holders elect to restructure pursuant to the Restructuring; provided, however, that the amendments effected hereby are being effected solely with respect to the Securities of the Holders that elect to participate in the Restructuring.  Securities held by Holders that do not elect to participate in the Restructuring will not be subject to the new terms applicable to Modified Securities added pursuant to this Supplemental Indenture but will continue to be subject to the applicable terms of the Indenture.

SECTION 2.01.         Amendment of Section 1.01 – Additional Defined Terms.

Section 1.01 of the Indenture is hereby amended by inserting the following defined terms in the appropriate alphabetical position:

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Contingent Value Right” means, with respect to each Holder of a Modified Security, the contingent value right entitling the holder thereof to, among other rights, the applicable Contingent Value Percentage of Proceeds received by the Company, net of certain deductions, with respect to an Arbitration Award and a Mining Data Sale, as further described in the CVR Certificate.

                                                                                                        2

“CVR Certificate” means the Contingent Value Right Certificate, substantially in the form of Exhibit C attached to the Restructuring Agreement, issued by the Company to each Holder of a Modified Security.

“Mining Data” means the mine data base relating to the Brisas Project which consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Modified Securities” means the Securities modified pursuant to Article II of this Supplemental Indenture.

“Modified Security” means a Security modified pursuant to Article II of this Supplemental Indenture.

“Notice of Redemption of Modified Securities” has the meaning specified in Section 13.10.

 “Proceeds”  means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award or Mining Data Sale, as applicable; provided that, for the purposes of calculating Proceeds, any consideration received by any affiliate of the Company in connection with an Arbitration Award or Mining Data Sale, as the case may be, shall be deemed to have been received by the Company.

SECTION 2.02.         Additional Amendment of Section 1.01 – Modified Defined Terms.

Section 1.01 of the Indenture is hereby amended by deleting the terms “Global Security”, “‘Holder’ or ‘Securityholder’”, “Issue Date”, “Security” and “Stated Maturity” and inserting the following definitions:

“Global Security” means a Security or Modified Security, as applicable, in global form registered in the Security Register in the name of a Depositary or a nominee thereof.

“Holder” or “Securityholder”   means a Person in whose name a Security or a Modified Security is registered in the Security Register.

“Issue Date” means the date the Securities are originally executed and authenticated as set forth in the Security (except for the Modified Securities) under the Indenture and as set forth in the Modified Security in this Supplemental Indenture.

“Security” or “Securities”  have the respective meanings specified in the first paragraph of the Recitals of the Company in the Indenture, as modified by Section 2.09 hereof.

“Stated Maturity” when used with respect to any Modified Security, means June 29, 2014, and when used with respect to any Security that is not a Modified Security, means June 15, 2022.

                                                                                                        3

SECTION 2.03.         Amendment of Article II – Amendment to Section 2.03 – Form of Reverse of Security

Article II of the Indenture is hereby amended to modify the first paragraph following the paragraph entitled “Interest” of Section 2.03 to read in its entirety as follows:

Interest will be paid to the person in whose name a Security is registered at the close of business on or, as the case may be, immediately preceding the Regular Record Date immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 2.04.         Amendment of Article II – Insertion of New Section 2.05 – Form of Face of Security (Modified Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.05:

Section 2.05.  Form of Face of Security (Modified Security).

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

gold reserve inc.

5.50% Senior Subordinated Convertible Notes due 2014

No. [●]	CUSIP NO. 38068N AC2 ISIN US38068NAC20	U.S. $[●]

Gold Reserve Inc., a corporation duly organized and validly existing under the laws of Yukon, Canada (herein called the “Company”, which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [●] United States Dollars ($●) (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on June 29, 2014.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is December 4, 2012.

                                                                                                        4

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation or option of the Company to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

gold reserve inc.

By: ____________________________________
Authorized Signatory

Attest:
By: _________________________ Authorized Signatory

CERTIFICATE OF AUTHENTICATION

This is one of the Securities designated above and referred to in the within-mentioned

Indenture.

U.S. BANK NATIONAL ASSOCIATION,

not in its individual capacity, but solely as

Trustee

By:

Name:

Title:

                                                                                                        5

[REVERSE OF SECURITY]

SECTION 2.05.         Amendment of Article II – Insertion of New Section 2.06 – Form of Reverse of Security (Modified Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.06:

Section 2.06.  Form of Reverse of Security (Modified Security).

This Security is one of a duly authorized issue of Securities of the Company, designated as its 5.50% Senior Subordinated Convertible Notes due 2014 (herein called the “Modified Securities”), all issued or to be issued under and pursuant to an indenture (herein called the “Original Indenture”) dated as of May 18, 2007, among the Company, U.S. Bank National Association, as successor to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (herein called the “Trustee”), and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as co-trustee (herein called the “Co-Trustee”),  as supplemented by the supplemental indenture (together with the Original Indenture, herein called the “Indenture”) dated as of December 4, 2012 among the Company, the Trustee and the Co-Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Co-Trustee, the Company and the Holders of the Modified Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the Modified Securities is unsecured indebtedness of the Company and is or will be (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of the Brisas gold and copper project, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the indebtedness evidenced by the Modified Securities will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Interest. The Company, promises to pay interest on the principal amount of this Modified Security at the rate of 5.50% per annum.  The Company will pay interest semiannually on June 15 and December 15 of each year commencing on December 15, 2012.

Interest will be paid to the person in whose name a Modified Security is registered at the close of business on or, as the case may be, immediately preceding the Regular Record Date immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Holder of this Modified Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding interest payment date. The Holder of this Modified Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of this Modified Security at any time after the close of business on such Regular Record Date. If this Modified Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date, it must be accompanied by payment of an amount equal to the interest that the Holder is to receive on the Modified Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest existing at the time of conversion of such Modified Security. Except where this Modified Security is surrendered for conversion and must be accompanied by payment as described above, no interest will be payable by the Company on any interest payment date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI of the Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company’s obligation to pay the principal amount of the Modified Securities and accrued and unpaid interest, if any, to, but not including, the related Conversion Date.

                                                                                                        6

Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal of or interest, on any Modified Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of Modified Securities represented by a Global Security (including principal and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company.  The Company will pay principal of Definitive Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest on Definitive Securities will be payable (i) to Holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Modified Securities and (ii) to Holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Registrar not later than the relevant Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption for Tax Reasons.   The Company may, at its option, redeem the Modified Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Modified Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the “Redemption Price”), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after December 4, 2012 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after December 4, 2012 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Modified Securities not less than 30 days’ nor more than 60 days’ notice of  redemption, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

                                                                                                        7

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Modified Securities pursuant to Article XIII of the Indenture can elect to (i) convert its Modified Securities pursuant to Article XVI of the Indenture or (ii) not have its Modified Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Modified Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Modified Securities redeemed without any further action.  If a Holder does not elect to convert its Modified Securities pursuant to Article XVI of the Indenture but wishes to elect to not have its Modified Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the “Notice of Election”) on the back of this Modified Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all Modified Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, cease to accrue on such Modified Securities or portions thereof.

Company’s Obligation to Redeem.  The Company shall redeem the Modified Securities then outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest, upon (a) the Company’s receipt of Proceeds of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the Company’s receipt of any such Proceeds); provided, however, that in respect of any given receipt of Proceeds by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Proceeds received by the Company, and if the amount of Proceeds received is insufficient to redeem all of the Modified Securities then outstanding, the Company shall redeem a pro rata portion of each Holder’s Securities determined on the basis of the Principal Amount of Modified Securities held by each Holder as among all outstanding Modified Securities held by all Holders (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

Company’s Right to Redeem.  The Company may, at its option, redeem the Modified Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per Modified Security equal to the Principal Amount of such Modified Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company within five (5) days of the end of such thirty (30) trading day period.

                                                                                                        8

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to June 29, 2014, the Company will be required to make an offer to purchase (the “Fundamental Change Purchase Offer”) all outstanding Modified Securities at a purchase price equal to the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any (the “Fundamental Change Purchase Price”), up to, but excluding, the purchase date (the “Fundamental Change Purchase Date”).  Subject to the satisfaction of certain conditions set forth in this Modified Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Modified Securities at their addresses shown in the Security Register, and to beneficial owners of the Modified Securities as may be required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase Modified Securities in respect of which such offer is accepted by a Holder no later than 30 Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of Modified Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Modified Security (“Fundamental Change Purchase Notice”), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Modified Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this Modified Security set forth in Section 16.01 thereof), the Holder hereof has the right, at its option upon not less than 3 days’ notice to the Company, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple thereof, into, subject to Section 16.02 of the Indenture, Common Shares at the initial conversion rate of 250 Common Shares per $1,000 Principal Amount of Modified Securities (the “Conversion Rate”) (equivalent to a Conversion Price of $4.00), subject to adjustment in certain events described in the Indenture.   Upon conversion of a Modified Security, the Company will have the option to deliver Common Shares, cash or a combination of Common Shares and cash for the Modified Securities surrendered, as set forth in the Indenture.  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Modified Securities for conversion.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder’s Modified Securities so long as the Modified Securities converted are an integral multiple of US$1,000 principal amount.

                                                                                                        9

In the event of a deposit or withdrawal of an interest in this Modified Security, including an exchange, transfer, repurchase or conversion of this Modified Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Modified Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Modified Security shall be conclusive and binding upon such Holder and upon all future Holders of this Modified Security and of any Modified Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Modified Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Modified Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Modified Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this Modified Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this Modified Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Modified Security is registrable in the Security Register, upon surrender of this Modified Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Modified Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

                                                                                                      10

The Modified Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of Modified Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Modified Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Modified Security is registered as the owner hereof for all purposes, whether or not this Modified Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Modified Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Modified Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                                                                                      11

ASSIGNMENT FORM

If you want to assign this Modified Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Modified Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this Modified Security on the books of the Company.  The agent may substitute another to act for him.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                                                                                      12

CONVERSION NOTICE

If you want to convert this Modified Security into cash and, if applicable, Common Shares of the Company, check the box: 

To convert only part of this Modified Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

If you want the stock certificate and Modified Securities (if any) to be delivered, made out in another person’s name, fill in the form below:

(Insert other person’s social security or tax ID no.)

(Print or type other person’s name, address and zip code)

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                                                                                      13

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this Modified Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

If you elect to have only part of this Modified Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Modified Securities.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

            If Certificated Modified Securities have been issued, the certificate numbers shall be stated in this notice.

                                                                                                      14

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this Modified Security redeemed by the Company, check the box:  

If you elect to have only part of this Modified Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

Date:		Signed:

(Sign exactly as your name appears on the other side of this Modified Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SECTION 2.06.         Amendment of Article III - Insertion of New Section 3.01A – Modified Securities:  Title; Amount and Issue of Modified Securities; Principal and Interest.

Article III of the Indenture is hereby amended by inserting the following Section 3.01A:

Section 3.01A Modified Securities:  Title; Amount And Issue Of Modified Securities; Principal And Interest.  The Modified Securities shall be known and designated as the “5.50% Senior Subordinated Convertible Notes due 2014” of the Company.  The aggregate Principal Amount of Modified Securities that may be authenticated and delivered under this Indenture is initially limited to $25,315,000, except for Modified Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05, 15.04 and 16.01.  The Principal Amount shall be payable on June 29, 2014, unless earlier converted, redeemed or repurchased.  The Modified Securities and any other Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the Modified Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the Modified Securities shall be treated as a separate class for purposes of the Indenture.

The Modified Securities shall bear interest at a rate of 5.50% per year. Interest on the Modified Securities shall accrue from the Issue Date.  Interest shall be payable semiannually in arrears on June 15 and December 15, beginning December 15, 2012.  Interest on the Modified Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a period (the “Deemed Interest Period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

                                                                                                      15

SECTION 2.07.         Amendment of Article V - Amendment of Sections 5.01 and 5.03

Sections 5.01 and 5.03 of the Indentures are hereby amended to read in their entirety as follows:

Section 5.01 Company’s Right to Redeem; Notices to Trustee.

(a)  At any time on or after June 16, 2010, and until June 15, 2012 the Company may redeem the Securities (other than the Modified Securities), in whole or in part, for cash at a Redemption Price equal to 100% of the Principal Amount being redeemed plus accrued and unpaid interest, to but excluding the Redemption Date, if the closing sale price of the Common Shares is equal to or greater than 150% of the Conversion Price then in effect for at least 20 Trading Days in the period of 30 consecutive Trading Days ending on the Trading Day prior to the date of mailing of the Notice of Redemption.

(b)  Beginning on June 16, 2012 the Company may, at its option, redeem all or part of the Securities (other than the Modified Securities) for cash at a Redemption Price equal to 100% of the Principal Amount being redeemed plus accrued and unpaid interest, to but excluding the Redemption Date.

(c)  If the Company elects to redeem Securities, it shall notify the Trustee in writing at least forty-five (45) days before the Redemption Date (unless a shorter period is acceptable to the Trustee), but not more than sixty (60) days before the Redemption Date, of the Redemption Date, the Principal Amount of Securities to be redeemed, the Conversion Price and the Redemption Price payable on the Redemption Date.  The Company shall give such notice to the Trustee in accordance with Section 5.03.

(d)  In connection with any redemption, the Company shall furnish to the Trustee an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, to the redemption have been complied with.

(e)  For the avoidance of doubt, the Modified Securities may only be redeemed in accordance with the provisions of Section 13.08 or Section 13.09 hereof.

Section 5.03 Notice of Redemption.

(a)  At least 30 days but not more than 60 days before a Redemption Date, with respect to Securities that are not Modified Securities, or on such date as is set forth in Section 13.08 or 13.09, as applicable, with respect to Modified Securities (which date shall be the Redemption Date with respect to such Modified Securities), the Company shall provide a notice of redemption (a “Notice of Redemption”) to the Trustee and to each Holder of Securities to be redeemed at such Holder’s address kept by the Registrar.

(b)  The Notice of Redemption shall identify the Securities to be redeemed and shall state:

(i)  the Redemption Date;

(ii)  the Redemption Price;

                                                                                                      16

(iii)  the applicable Conversion Rate as of the Trading Day prior to the date of the mailing of the Notice of Redemption;

(iv)  the name and address of the Paying Agent and the Conversion Agent;

(v)  that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(vi)  that the Securities called for redemption may be converted at any time before the close of business on the second Business Day prior to the Redemption Date;

(vii)  that Holders who wish to convert Securities must comply with the procedures in Section 16.02;

(viii)  that, unless the Company defaults in making payment of the Redemption Price for the Securities called for redemption, interest on the Securities will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the Redemption Price upon presentation and surrender to the Paying Agent of the Securities;

(ix)  if fewer than all the outstanding Securities are to be redeemed, the certificate number and Principal Amounts of the particular Securities to be redeemed; and

(x)  the CUSIP number or numbers for the Securities called for redemption.

(c)  At the Company’s request, the Trustee shall give the Notice of Redemption in the Company’s name and at the Company’s expense.

SECTION 2.08.         Amendment of Article XIII – Insertion of New Sections 13.08, 13.09, 13.10 and 13.11 – Redemption.

Article XIII of the Indenture is hereby amended by inserting the following Sections 13.08, 13.09, 13.10 and 13.11:

Section 13.08  Mandatory Redemption of Modified Securities.

The Company shall redeem the Modified Securities then outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest, upon (a) the Company’s receipt of Proceeds of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the Company’s receipt of any such Proceeds); provided, however, that in respect of any given receipt of Proceeds by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Proceeds received by the Company, and if the amount of Proceeds received is insufficient to redeem all of the Modified Securities then outstanding, the Company shall redeem a pro rata portion of each Holder’s Securities (subject to the requirements of the Depositary) determined on the basis of the Principal Amount of Modified Securities held by each Holder as among all outstanding Modified Securities held by all Holders (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

                                                                                                      17

Section 13.09  Optional Redemption of Modified Securities.

The Company may, at its option, redeem the Modified Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per Modified Security equal to the Principal Amount of such Modified Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company to the persons in whose names a Modified Security is registered in the Security Register, with a copy to the Trustee, within five (5) days of the end of such thirty (30) trading day period.

Section 13.10  Notice of Redemption of Modified Securities.

(a)       At least thirty (30) days but not more than sixty (60) days before a Redemption Date, the Company shall provide a notice of redemption (a "Notice of Redemption of Modified Securities") to the Trustee and to each Holder of the Modified Securities to be redeemed at such Holder's address kept by the Registrar.

(b)       The Notice of Redemption of Modified Securities shall identify the Securities to be redeemed and shall state:

(i)        the Redemption Date;

(ii)       the price to be paid for the redemption of the Modified Securities specified in Section 13.08 or 13.09, as applicable;

(iii)      the pro rata portion of each Holder’s Securities subject to redemption determined on the basis of the Principal Amount of Modified Securities held by each Holder as among all outstanding Modified Securities held by all Holders, if the Modified Securities are being redeemed pursuant to Section 13.08;

(iv)      the applicable Conversion Rate as of the Trading Day prior to the date of the mailing of the Notice of Redemption of Modified Securities, if the Modified Securities are being redeemed pursuant to Section 13.09;

(v)       the name and address of the Paying Agent and the Conversion Agent;

(vi)      that the Modified Securities called for redemption must be surrendered to the Paying Agent to collect the price to be paid for the redemption of the Modified Securities specified in Section 13.08 or 13.09, as applicable;

(vii)     that the Modified Securities called for redemption may be converted at any time before the close of business on the second Business Day prior to the Redemption Date;

(viii)    that Holders who wish to convert Modified Securities must comply with the procedures in Section 16.02;

(ix)      that, unless the Company defaults in making payment of the price to be paid for the redemption of the Modified Securities specified in Section 13.08 or 13.09, as applicable, for the Modified Securities called for redemption, interest on the Modified Securities will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the price to be paid for the redemption of the Modified Securities specified in Section 13.08 and/or 13.09, as applicable, upon presentation and surrender to the Paying Agent of the Modified Securities;

                                                                                                      18

(x)       if fewer than all the outstanding Modified Securities are to be redeemed, the certificate number and Principal Amounts of the particular Modified Securities to be redeemed; and

(xi)      the CUSIP number or numbers for the Modified Securities called for redemption.

(c)       At the Company's request, the Trustee shall give the Notice of Redemption of the Modified Securities in the Company's name and at the Company's expense.

Section 13.11  Redemption Price of Modified Securities.

In the event of any redemption of Modified Securities pursuant to Section 13.08 or 13.09, the redemption price applicable to such Modified Securities in accordance with such section shall be deemed to be the “Redemption Price” of such Modified Securities for purposes of determining the occurrence of an Event of Default under Section 7.01.

SECTION 2.09.         Rights of Holders of Modified Securities.

Except as expressly provided in this Supplemental Indenture, a Holder of a Modified Security shall have all of the rights of a Holder of a Security under the Indenture and all references to “Security” shall include Modified Security and all references to “Securities” shall include Modified Securities except in relation to the terms of the Company’s 5.50% Senior Subordinated Convertible Notes due 2022 as set forth in Section 2.03 of Indenture and the first two paragraphs of Section 3.01 of the Indenture.

ARTICLE THREE
Miscellaneous

SECTION 3.01.         Certain Trustee Matters.

The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture or the Securities (including for the avoidance of doubt the Modified Securities) or the proper authorization or the due execution hereof or thereof by the Company.

Except as expressly set forth herein, nothing in this Supplemental Indenture shall alter the duties, rights or obligations of the Trustee set forth in the Indenture.

The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in any prospectus supplement or other disclosure documentation related to the Notes, except such information which specifically pertains to the Trustee itself, or any information incorporated therein by reference.

SECTION 3.02.         Continued Effect.

Except as expressly supplemented and amended by this Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture is in all respects hereby ratified and confirmed and the provisions thereof shall be applicable to the Securities and this Supplemental Indenture.  This Supplemental Indenture and all its provisions shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided and the Indenture and this Supplemental Indenture shall henceforth be read and construed together for all purposes.  Any and all references to the “Indenture”, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Supplemental Indenture (whether or not made), unless the context shall require otherwise.

                                                                                                      19

SECTION 3.03.         Governing Law.

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 3.04.         Counterparts.

This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.05.         Successors.

All agreements of the Company in this Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

SECTION 3.06.         Headings, Etc.

The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 3.07.         Severability.

In case any provision of this Supplemental Indenture or the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Remainder of page intentionally left blank]

                                                                                                      20

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and delivered, all as of the date first written above.

THE COMPANY:

GOLD RESERVE INC.

By: /s/ Rockne J. Timm

Name: Rockne J. Timm

Title:   Chief Executive Officer

TRUSTEE:

U.S. BANK NATIONAL ASSOCIATION

By:   /s/ Beverly A. Freeney

Name: Beverly A. Freeney

Title:  Vice-President

CO-TRUSTEE:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:   /s/  Benjamin van de Werve

Name:  Benjamin van de Werve

Title:    Corporate Trust Officer

By:   /s/  Alessandra Pansera

Name:  Alessandra Pansera

Title:    Corporate Trust Officer

                                                                                                      21

Exhibit 99.2             5.5% Senior Subordinated Convertible Note due 2014

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

gold reserve inc.

5.50% Senior Subordinated Convertible Note due 2014

No. 1	CUSIP NO. 38068N AC2 ISIN US38068NAC20	U.S. $25,315,000

Gold Reserve Inc., a corporation duly organized and validly existing under the laws of Yukon, Canada (herein called the “Company”, which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co., or registered assigns, the principal sum of Twenty-Five Million Three Hundred Fifteen Thousand and No/100 United States Dollars ($25,315,000) (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary) on December 4, 2012.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is December 4, 2012.

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation or option of the Company to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

                                                                                                      1

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

gold reserve inc.

By: /s/ Rockne J. Timm
Authorized Signatory

Attest:
By: /s/ Robert A. McGuinness Authorized Signatory

CERTIFICATE OF AUTHENTICATION

This is one of the Securities designated above and referred to in the within-mentioned

Indenture.

U.S. BANK NATIONAL ASSOCIATION,

not in its individual capacity, but solely as

Trustee

By:  /s/ Beverly A. Freeney

Name: Beverly A. Freeney

Title: Vice President

                                                                                                        2

[REVERSE OF SECURITY]

This Security is one of a duly authorized issue of Securities of the Company, designated as its 5.50% Senior Subordinated Convertible Notes due 2014 (herein called the “Modified Securities”), all issued or to be issued under and pursuant to an indenture (herein called the “Original Indenture”) dated as of May 18, 2007, among the Company, U.S. Bank National Association, as successor to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (herein called the “Trustee”), and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as co-trustee (herein called the “Co-Trustee”),  as supplemented by the supplemental indenture (together with the Original Indenture, herein called the “Indenture”) dated as of December 4, 2012 among the Company, the Trustee and the Co-Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Co-Trustee, the Company and the Holders of the Modified Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the Modified Securities is unsecured indebtedness of the Company and is or will be (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of the Brisas gold and copper project, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the indebtedness evidenced by the Modified Securities will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Interest. The Company, promises to pay interest on the principal amount of this Modified Security at the rate of 5.50% per annum.  The Company will pay interest semiannually on June 15 and December 15 of each year commencing on December 15, 2012.

Interest will be paid to the person in whose name a Modified Security is registered at the close of business on or, as the case may be, immediately preceding the Regular Record Date immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Holder of this Modified Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding interest payment date. The Holder of this Modified Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of this Modified Security at any time after the close of business on such Regular Record Date. If this Modified Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date, it must be accompanied by payment of an amount equal to the interest that the Holder is to receive on the Modified Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest existing at the time of conversion of such Modified Security. Except where this Modified Security is surrendered for conversion and must be accompanied by payment as described above, no interest will be payable by the Company on any interest payment date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI of the Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company’s obligation to pay the principal amount of the Modified Securities and accrued and unpaid interest, if any, to, but not including, the related Conversion Date.

                                                                                                        3

Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal of or interest, on any Modified Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of Modified Securities represented by a Global Security (including principal and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company.  The Company will pay principal of Definitive Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest on Definitive Securities will be payable (i) to Holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Modified Securities and (ii) to Holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Registrar not later than the relevant Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption for Tax Reasons.   The Company may, at its option, redeem the Modified Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Modified Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the “Redemption Price”), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after December 4, 2012 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after December 4, 2012 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Modified Securities not less than 30 days’ nor more than 60 days’ notice of  redemption, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Modified Securities pursuant to Article XIII of the Indenture can elect to (i) convert its Modified Securities pursuant to Article XVI of the Indenture or (ii) not have its Modified Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Modified Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

                                                                                                        4

Where no such election is made, the Holder will have its Modified Securities redeemed without any further action.  If a Holder does not elect to convert its Modified Securities pursuant to Article XVI of the Indenture but wishes to elect to not have its Modified Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the “Notice of Election”) on the back of this Modified Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all Modified Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, cease to accrue on such Modified Securities or portions thereof.

Company’s Obligation to Redeem.  The Company shall redeem the Modified Securities then outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest, upon (a) the Company’s receipt of Proceeds of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the Company’s receipt of any such Proceeds); provided, however, that in respect of any given receipt of Proceeds by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Proceeds received by the Company, and if the amount of Proceeds received is insufficient to redeem all of the Modified Securities then outstanding, the Company shall redeem a pro rata portion of each Holder’s Securities determined on the basis of the Principal Amount of Modified Securities held by each Holder as among all outstanding Modified Securities held by all Holders (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

Company’s Right to Redeem.  The Company may, at its option, redeem the Modified Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per Modified Security equal to the Principal Amount of such Modified Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company within five (5) days of the end of such thirty (30) trading day period.

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to June 29, 2014, the Company will be required to make an offer to purchase (the “Fundamental Change Purchase Offer”) all outstanding Modified Securities at a purchase price equal to the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any (the “Fundamental Change Purchase Price”), up to, but excluding, the purchase date (the “Fundamental Change Purchase Date”).  Subject to the satisfaction of certain conditions set forth in this Modified Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

                                                                                                        5

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Modified Securities at their addresses shown in the Security Register, and to beneficial owners of the Modified Securities as may be required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase Modified Securities in respect of which such offer is accepted by a Holder no later than 30 Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of Modified Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Modified Security (“Fundamental Change Purchase Notice”), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Modified Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this Modified Security set forth in Section 16.01 thereof), the Holder hereof has the right, at its option upon not less than 3 days’ notice to the Company, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple thereof, into, subject to Section 16.02 of the Indenture, Common Shares at the initial conversion rate of 250 Common Shares per $1,000 Principal Amount of Modified Securities (the “Conversion Rate”) (equivalent to a Conversion Price of $4.00), subject to adjustment in certain events described in the Indenture.   Upon conversion of a Modified Security, the Company will have the option to deliver Common Shares, cash or a combination of Common Shares and cash for the Modified Securities surrendered, as set forth in the Indenture.  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Modified Securities for conversion.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder’s Modified Securities so long as the Modified Securities converted are an integral multiple of US$1,000 principal amount.

In the event of a deposit or withdrawal of an interest in this Modified Security, including an exchange, transfer, repurchase or conversion of this Modified Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

                                                                                                        6

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Modified Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Modified Security shall be conclusive and binding upon such Holder and upon all future Holders of this Modified Security and of any Modified Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Modified Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Modified Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Modified Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this Modified Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this Modified Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Modified Security is registrable in the Security Register, upon surrender of this Modified Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Modified Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The Modified Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of Modified Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

                                                                                                        7

Prior to due presentment of this Modified Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Modified Security is registered as the owner hereof for all purposes, whether or not this Modified Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Modified Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Modified Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                                                                                        8

ASSIGNMENT FORM

If you want to assign this Modified Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Modified Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this Modified Security on the books of the Company.  The agent may substitute another to act for him.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                                                                                        9

CONVERSION NOTICE

If you want to convert this Modified Security into cash and, if applicable, Common Shares of the Company, check the box: 

To convert only part of this Modified Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

If you want the stock certificate and Modified Securities (if any) to be delivered, made out in another person’s name, fill in the form below:

(Insert other person’s social security or tax ID no.)

(Print or type other person’s name, address and zip code)

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                                                                                      10

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this Modified Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

If you elect to have only part of this Modified Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Modified Securities.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

            If Certificated Modified Securities have been issued, the certificate numbers shall be stated in this notice.

                                                                                                      11

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this Modified Security redeemed by the Company, check the box:  

If you elect to have only part of this Modified Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

Date:		Signed:

(Sign exactly as your name appears on the other side of this Modified Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                                                                                   12